UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-41087

INFINITE ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

745 Fifth Avenue, 15th Floor
New York, NY 10151 (212) 644-4200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant
Class A ordinary shares included as part of the units
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant: 0 holders

Class A ordinary shares included as part of the units: 0 holders

Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50: 0 holders.

Pursuant to the requirements of the Securities Exchange Act of 1934 Infinite Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 16, 2023	Very truly yours,

Infinite Acquisition Corp.

	By:	/s/ David Farber
Name:	David Farber
Title:	Chief Financial Officer